

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   October 31, 2008

Mr. Thomas J. Matthews
Chief Executive Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

   Re: **International Game Technology**
      Form 10-K for the fiscal year ended September 30, 2007
      File No. 001-10684

Dear Mr. Matthews:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please contact Hagen Ganem, Law Clerk, at (202) 551-3330 or me at (202) 551-3767.

          Sincerely,

          Jennifer Hardy
          Legal Branch Chief